FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of July 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F        X                                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       X                                No

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 3, 2001	SUN INTERNATIONAL HOTELS LIMITED
By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description	Page No.
1.	Press Release on July 3, 2001 Sun International Announces Majority Shareholder Restructuring	4

Sun International

FROM:	Sun International
The Bahamas
Contact: Charles Adamo
Tel: 1.242.363.6017

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES
MAJORITY SHAREHOLDER RESTRUCTURING

PARADISE ISLAND, The Bahamas, July 3, 2001 – Sun International Hotels Limited (NYSE: SIH) today announced the restructuring of its majority shareholder, Sun International Investments Limited (“SIIL”), and the resolution of certain disagreements with SIIL and certain of its shareholders. SIIL and its shareholders currently beneficially own approximately 67% of the Company’s outstanding shares. SIIL is itself owned in equal thirds by the Kersaf Investments Limited Group (“Kersaf”), Caledonia Investments Limited (“Caledonia”) and World Leisure Group Limited (“WLG”), a company controlled by Sol Kerzner, Chairman and CEO of the Company. SIIL is currently governed by a shareholders agreement (the “SIIL Shareholders Agreement”) pursuant to which all major decisions of SIIL require the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and the Company. As part of the restructuring the following has been agreed:

1.

SIIL will be dissolved and the SIIL Shareholders Agreement will be terminated. As a result, the SIIL shareholders will hold their shares in the Company directly. As part of this dissolution, Kersaf will grant a proxy to vote its shares in the Company to WLG and Caledonia. As a result of these actions, Caledonia will own shares representing approximately 22% of the Company’s outstanding shares and have the right to vote an additional 10%, WLG will own shares representing 17% of the Company’s outstanding shares and have the right to vote an additional 10%, and Cement Merchants SA, a partner in Kersaf’s hotel, casino and resort management activities in southern Africa (“CMS”), will control shares representing approximately 6% of the Company’s outstanding shares.

2.	D. A. Hawton, Chairman of Kersaf, has agreed to resign from the Board of Directors of the Company and Mr. von Rantzau, a principal of CMS, has been invited to join the Board.
3.

The Company has granted certain registration rights to Kersaf, Caledonia, WLG and CMS, and Kersaf has agreed to sell 2,000,000 of the Company’s shares (the “Designated Shares”) in a registered public offering before June 30, 2002, subject to certain extensions.

4.

Kersaf has entered into a standstill agreement pursuant to which it has agreed for a period of five years not to acquire any shares of the Company. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS have agreed for a period of five years not to acquire any additional shares of the Company in excess of 5,900,000, in the case of Caledonia and WLG, and 4,000,000, in the case of CMS.

5.	The term of the directors of the Company, consisting of Sol Kerzner, Peter Buckley, Eric Siegel, Howard Marks and Mr. von Rantzau, shall run until the Company's Annual General Meeting in 2004.
6.	After a transition period not to exceed one year, the Company will cease using the names “Sun” and “Sun International” and Kersaf will have exclusive rights to use such names.
7.

Until the earlier of June 30, 2002 or the date that Kersaf sells the Designated Shares, Kersaf will operate exclusively inside the continent of Africa and the Company will be free to operate in all other areas. After such period, each of the Company and Kersaf will be free to operate anywhere in the world.

8.

Kersaf will pursue a potential resort development project in Port Ghalib, Egypt, and the Company will receive between 25% and 50% of Kersaf’s gross receipts from such project, if consummated, such percentage to be determined based on certain thresholds.

9.

Kersaf shall make a one-time payment of $3.5 million to the Company and issue a secured note to the Company with a principal amount of $12 million and a maturity date of June 30, 2003. The note will bear interest at a rate of 9% per annum payable quarterly.

Butch Kerzner, the Company’s President commented, “we are very pleased that we have been able achieve this restructuring and resolved our disagreements with SIIL and certain of its shareholders. As a result of the orderly sale of the shares held by Kersaf and the break-up of SIIL, the Company will increase the public float of its shares and will be operated as an independent public company. It further clears up any brand confusion between Kersaf and the Company that may have existed in certain of our consumer markets.”

The Company will host a conference call at 10:00 AM, Eastern Time to discuss this news release. All participants will be in a listen-only mode and the floor will be opened for a question and answer session following the presentation. The dial in numbers are 888.868.9078 (domestic) and 973.628.7055 (international). A replay of this conference call will be available for 48 hours following the call. The replay dial numbers are 877.519.4471 (domestic) and 973.341.3080 (international) and the replay access code is 2539098.

Sun International Hotels Limited is an international resort and gaming company that develops, operates and manages premier resort and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of the Mohegan Sun, operated by an unaffiliated entity in Connecticut. The Company’s flagship property is Atlantis, Paradise Island, a 2,317-room resort and casino located on Paradise Island in The Bahamas.

Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company’s public filings with the Securities and Exchange Commission.

Inquiries should be directed to Charles D. Adamo, Executive Vice President--Corporate Development & General Counsel of Sun International Hotels Limited at 1.242.363.6017.